Filed pursuant to Rule 424(b)(3)

File No. 333-278734

Destiny Tech100 Inc.

Maximum Offering of up to $1,000,000,000

Common Stock

________________

Supplement No. 3 dated February 11, 2026

to the

Prospectus and Statement of Additional Information dated August 8, 2025, as amended or supplemented as of the date hereof

This prospectus supplement modifies, amends and supplements certain information contained in the Prospectus of Destiny Tech100 Inc. (the “Company”) dated August 8, 2025, as amended or supplemented (the “Prospectus”) and the statement of additional information, dated August 8, 2025, as amended or supplemented (the “Statement of Additional Information”), which relate to the sale of shares of the Company’s common stock pursuant to the “at-the-market offering” with Jefferies LLC. Capitalized terms used in this prospectus supplement and not otherwise defined have the meaning specified in the Prospectus and/or Statement of Additional Information.

You should carefully consider the "Risk Factors" section beginning on page 26 of the Prospectus.

Net Asset Value

In connection with our regular net asset value determination process, as provided in our valuation policies and procedures, our net asset value as of December 31, 2025, is $19.97 per share of our common stock.

Portfolio

The following table sets forth certain information as of December 31, 2025, for each portfolio company in which we have invested. During the fourth quarter of 2025, we made 9 new investments across 8 new issuers. The percentage of portfolio column is based on an approximate portfolio value of $434.0 million as of December 31, 2025, of which $228.8 million is in privately held securities and $205.3 million is in cash and cash equivalents.

Portfolio Company	Nature of Principal Business	Underlying Security Type	% of Portfolio
Automation Anywhere, Inc.	Enterprise Software	Common Stock	0.1%
Axiom Space, Inc. Series C Preferred Stock	Aviation/Aerospace	Preferred Stock	0.3%
Axiom Space, Inc. Series C-1 Preferred Stock	Aviation/Aerospace	Preferred Stock	0.7%
Beast Industries Co. - Series C Preferred Stock	Social Media	Preferred Stock	3.5%
Boom Technology, Inc. Series B-2 Preferred Stock	Aviation/Aerospace	Preferred Stock	0.4%
CElegans Labs, Inc.	Financial Technology	Common Stock	0.4%
Chime Financial Inc.	Financial Technology	Common Stock	0.3%
ClassDojo, Inc.	Education Services	Common Stock	0.6%
DA-1125 Gaingels Fund II (invested in Databricks, Inc. Series L Preferred Stock)	Enterprise Software	Preferred Stock(1)	1.7%
Discord, Inc. - Series G Preferred Stock	Social Media	Preferred Stock	0.1%
Discord, Inc.	Social Media	Common Stock	0.1%

DXYZ OAI I LLC (economic exposure to OpenAI Global LLC, Profit Participation Units)	Artificial Intelligence	Profit Participation Units(2)	2.1%
DXYZ SpaceX I LLC (economic exposure to Space Exploration Technologies Corp., 99% Class A Common Stock and 1% Series J Preferred Stock)	Aviation/Aerospace	Common Stock(2)(4)	12.6%
Flexport, Inc.	Supply Chain/Logistics	Common Stock	*
G Squared Special Situations Fund, LLC - Series H-1 (invested in Brex, Inc., Common Stock)	Financial Technology	Common Stock(1)	0.3%
Impossible Foods, Inc. - Series A Preferred Stock	Food Products	Preferred Stock	*
Jeeves, Inc. - Series C Preferred Stock	Financial Technology	Preferred Stock	0.1%
Khosla Ventures IFSPV II, LLC (invested in Impossible Foods, Inc., Series H Preferred Stock)	Food Products	Preferred Stock(1)	*
Klarna Bank AB	Financial Technology	Common Stock	0.2%
Klarna Bank AB – Class B Shares	Financial Technology	Non-Economic Voting Shares	*
Lemonade 18, LLC (invested in Monzo Bank Ltd., Class F Ordinary Shares)	Financial Technology	Common Stock(1)	1.4%
MCTC Investments Holdings (Delaware) LLC (invested in Databricks, Inc. Series L Preferred Stock)	Enterprise Software	Preferred Stock(1)	2.3%
MW LSV Relativity Space, LLC (invested in Relativity Space, Inc., Common Stock)	Aviation/Aerospace	Common Stock(1)	0.3%
MWAM VC SpaceX-II, LLC (economic exposure to Space Exploration Technologies Corp., 55% Class A Common Stock and 45% Class C Common Stock)	Aviation/Aerospace	Common Stock(1)(2)	3.7%
MWLSV Epic Games-II, LLC (invested in Epic Games, Inc., Common Stock)	Gaming/Entertainment	Common Stock(1)	0.5%
Payward, Inc. – Series C Preferred Stock	Financial Technology	Preferred Stock	1.5%
Public Holdings, Inc.	Financial Technology	Common Stock	0.1%
Redwood Materials, Inc.	Energy Production	Common Stock	1.2%
Revolut Group Holdings Ltd.	Financial Technology	Common Stock	2.9%
Rhenium Bolt 2021, LLC	Financial Technology	N/A(3)	0.0%
Skild AI, Inc. - Series C Preferred Stock	Artificial Intelligence	Preferred Stock	2.3%
Snowpoint Growth 2.5, LLC (invested in Shield AI Inc. Series F1 Preferred Stock)	Aviation/Aerospace	Preferred Stock(1)	4.1%
Snowpoint Growth 2.6, LLC (invested in X.AI Corp. Series E Preferred Stock)	Artificial Intelligence	Preferred Stock(1)	3.5%
SP21Z Opportunities LLC (invested in OpenEvidence Inc. Common Stock)	Artificial Intelligence	Common Stock(1)	3.5%
Superhuman Platform, Inc.	Financial Technology	Common Stock	0.3%
Vast, Inc. - Series A Preferred Stock	Aviation/Aerospace	Preferred Stock	1.2%
First American Treasury Obligation, Class X, 3.68%	Money Market Fund	Mutual Fund	46.3%
Cash	Cash	Cash	1.0%
Total			99.6%*

*Less than 0.1%.

**Values may not sum due to rounding.

(1) The Company has a direct investment in a Special Purpose Vehicle ("SPV") which has invested in an underlying portfolio company. If applicable, the number of units presented, are the units in the SPV owned by the Company, which represents the equivalent number of securities of the underlying portfolio company for which the investment has economic exposure.

(2) The Company has a direct investment in an SPV which has economic exposure to an underlying portfolio company. The number of units presented, if applicable, are the units in the SPV owned by the Company, which represents the equivalent number of securities of the underlying portfolio company for which the investment has economic exposure. The SPV has invested through one or more underlying SPVs.

(3) During the year ended December 31, 2024, the SPV disposed of the underlying asset. As of December 31, 2025, the SPV does not hold any underlying assets.

(4) The SPV has invested through five underlying SPVs, resulting in the related economic exposure to the Company. Five of the underlying SPVs have one additional layer of SPVs, while one has two layers.

Portfolio Company	Nature of Principal Business	Underlying Security Type	% of Portfolio
Fund FG-RTA, a series of Forge Investments LLC (economic exposure to Stripe, Inc., Common Stock)	Financial Technology	Forward Contract(5)	0.6%
Fund FG-TQY, a series of Forge Investments LLC (economic exposure to Plaid, Inc., Common Stock	Financial Technology	Forward Contract(5)	0.1%
Total			0.7%**

*Values may not sum due to rounding.

(5) Investment is an SPV that holds multiple forward agreements that represent common shares of the indicated portfolio company. Forward contracts involve the future delivery of shares of a portfolio company upon such securities becoming freely transferable or the removal of restrictions on transfer. The aggregate total of the forward contracts for each SPV represents less than 5% of the Company’s net assets. The counterparties to the forward contracts are the shareholders of the private company who own the restricted shares. The Company does not have information as to the identities of the specific counterparties (the shareholders of the private company); however, counterparty risk is mitigated by the fact that there is not a single counterparty on the opposite side of the forward contracts and the sole obligation of the counterparties is to transfer shares following such time as the shares become freely transferable.

Portfolio Deployment Update

Subsequent to the year ended December 31, 2025, we continued to actively deploy capital. As of February 6, 2026, we fully closed 3 additional investments representing approximately $127.0 million in added portfolio exposure, as described below, which we funded using our existing cash and cash equivalents.

On January 26, 2026, we invested $100.0 million in Magnitude ANC III, LLC (economic exposure to Anthropic PBC Series B Preferred Shares).

On January 20, 2026 and January 29, 2026, we invested an aggregate of $12.0 million in WH Strategic Opportunities Fund V LP (invested in Chaos Industries, Inc. Series D Preferred Stock).

On February 4, 2026, we invested $15.0 million in Hermeus Corporation – Series C Preferred Stock.

New Investments

A summary of the Company’s new investments made from October 1, 2025 through February 6, 2026, and a brief description of their respective business activities is provided below.

Beast Industries Co.

Beast Industries Co. is a North Carolina-based entertainment and consumer products company built around the world's most followed digital creator, Mr. Beast. Leveraging an unparalleled global distribution engine across leading social platforms, the company has extended its brand into consumer packaged goods and is now expanding into branded digital services as it seeks to transition from monetizing attention to building large-scale, brand-driven enterprises.

Databricks, Inc.

Databricks, Inc. is a California-based operator of a unified data intelligence platform that brings together data warehousing, data lakes, and machine learning infrastructure into a single architecture purpose-built for AI analytics. Built on open formats and running across all major cloud providers, the platform enables enterprises to operationalize AI workloads at scale without rebuilding fragmented data infrastructure.

Redwood Materials, Inc.

Redwood Materials, Inc. is a Nevada-based operator of a vertically integrated, closed-loop battery recycling, refining, and energy storage platform. The company processes end-of-life batteries and manufacturing scrap into battery-grade components and has recently expanded into grid-scale energy storage, positioning itself at the nexus of EV manufacturing and data center infrastructure.

Skild AI, Inc.

Skild AI, Inc. is a Pennsylvania-based robotics intelligence company developing a general-purpose AI foundation model that serves as a universal operating system for robots of any hardware form factor. By pursuing a software-centric, hardware-agnostic approach, the company intends to become essential AI infrastructure for the robotics industry, allowing manufacturers to focus on mechanical engineering while Skild provides the intelligence layer.

Shield AI, Inc.

Shield AI, Inc. is a California-based defense autonomy company developing an AI-powered pilot that enables drones and aircraft to operate autonomously in dynamic combat environments. Having established early traction through its own drone platforms, the company is now licensing its autonomy software to major defense primes and expanding across multiple military domains.

X.AI, Corp.

x.AI, Corp., doing business as xAI, is a U.S.-based foundation model company building a vertically integrated AI stack that unifies model development, proprietary compute infrastructure, and consumer distribution. The company's flagship AI assistant leverages exclusive access to real-time social platform data and one of the world's largest sensor datasets, providing structural advantages in both consumer reach and embodied AI training. On February 2, 2026, x.AI, Corp. publicly announced its acquisition by Space Exploration Technologies Corp., to which the Company already has exposure.

OpenEvidence, Inc.

OpenEvidence, Inc. is a U.S.-based operator of an AI-powered clinical decision support platform that helps physicians make high-stakes treatment decisions at the point of care. Purpose-built for medicine and trained on licensed medical literature from leading journals, the platform delivers cited answers to complex clinical questions and monetizes through premium pharmaceutical advertising at the moment clinical decisions are made.

Vast, Inc.

Vast, Inc., doing business as Vast Space, is a California-based, vertically integrated space infrastructure company building hardware to support the future of space habitation and exploration. The company is developing what is slated to be the world's first commercial space station, positioning itself to lead the post-International Space Station era through demonstrated flight hardware and early partnerships with government and commercial customers.

Anthropic PBC

Anthropic PBC is a California-based AI research laboratory building safe, aligned artificial intelligence. The company has emerged as a leading enterprise-native AI platform, with its flagship Claude large language model distinguished by its safety-first training methodology and strong performance on complex reasoning and agentic tasks, positioning Anthropic as both a frontier foundation model provider and a leader in responsible AI development.

Chaos Industries, Inc.

Chaos Industries, Inc., doing business as CHAOS, is a California-based defense technology company building next-generation distributed air defense systems. The company's technology synchronizes networks of low-cost radar sensor nodes to replace monolithic legacy installations with resilient, rapidly deployable infrastructure, while its software platform enables over-the-air capability updates.

Hermeus Corporation

Hermeus Corporation is a Georgia-based aviation manufacturing company building hypersonic aircraft and weapons systems designed to dramatically reduce the cost of long-range military operations. Through rapid, iterative hardware development, the company is pursuing reusable high-speed drone platforms and low-cost ramjet munitions for next-generation combat aircraft programs.

At-the-Market Offering

From October 1, 2025 through December 31, 2025, we sold a total of 8,121,853 shares of common stock under the Open Market Sale AgreementSM with Jefferies LLC for aggregate net proceeds of approximately $244,571,352.